Impact Shares, Corp

2189 Broken Bend

Frisco, Texas 75035

November 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re:	Form N-1A Filing

Ladies and Gentlemen:

On behalf of Impact Shares Funds I Trust, we submit for filing a registration statement on Form N-1A by direct electronic transmission.

If you have any questions in connection with this filing, please call the undersigned at (469) 442-8424.

Very truly yours,

/s/ Ethan Powell
President